EXHIBIT 99.1

Acasti Pharma Reports Its Second Quarter Results

LAVAL, Quebec, Oct. 17, 2012 (GLOBE NEWSWIRE) -- Acasti Pharma ("Acasti" or the "Corporation") (TSX.V.APO), a Neptune Technologies & Bioressources Inc. ("Neptune") subsidiary, reports the highlights of its financial results for the second quarter, ended August 31, 2012.

Financial Results Highlights – Three-month period

  During the three-month period ended August 31, 2012 Acasti generated revenues of $237,000 from sales of Onemia™, while Acasti did not generate revenues from sales during the corresponding period of 2011.
  Research and development expenses for the three-month period ended August 31, 2012, amounted to $761,000 compared to $904,000 for the corresponding period of 2011.
  Adjusted EBITDA for the three-month period ended August 31, 2012 was negative $1,037,000, compared to negative $1,254,000 obtained during the corresponding period of 2011.
  Net loss amounted to $1,752,000, or $0.02 per share for the three-month period ended August 31, 2012 compared to $1,724,000, or $0.03 per share, for the corresponding period of 2011.

Financial Results Highlights – Six-month period

  During the six-month period ended August 31, 2012 Acasti generated revenues of $251,000 from sales of Onemia™, while Acasti did not generate revenues from sales during the corresponding period of 2011.
  Research and development expenses for the six-month period ended August 31, 2012, amounted to $1,321,000 compared to $1,356,000 for the corresponding period of 2011.
  Adjusted EBITDA for the six-month period ended August 31, 2012 was negative $1,953,000, compared to negative $1,947,000 obtained during the corresponding period of 2011.
  Net loss amounted to $3,328,000, or $0.05 per share for the six-month period ended August 31, 2012 compared to $2,747,000, or $0.04 per share, for the corresponding period of 2011.

"This is Acasti's first quarter with tangible revenues from US sales of OnemiaTM on the medical food market from distribution through a nation-wide sales network. While generating revenues from sales of OnemiaTM is an important part of Acasti's business plan, the management's main focus remains CaPre®'s research & development program.  Increasing revenues from Onemia™ over the next few years will alleviate the burden of CaPre®'s research & development expenses on the Corporation's cash flow. Acasti's current cash position is sufficient to conduct its two current phase II clinical trials, with more than $ 5M on hand," stated Xavier Harland, CFO. "Moreover, Neptune's recent financing may also provide additional backup liquidity for further needs," he added.

About Acasti Pharma Inc.

Acasti Pharma is developing a product portfolio of proprietary novel long-chain omega-3 phospholipids. Phospholipids are the major component of cell membranes and are essential for all vital cell processes. They are one of the principal constituents of High Density Lipoprotein (good cholesterol) and, as such, play an important role in modulating cholesterol efflux. Acasti Pharma's proprietary novel phospholipids carry and functionalize the polyunsaturated omega-3 fatty acids EPA and DHA, which have been shown to have substantial health benefits and which are stabilized by potent antioxidants. Acasti Pharma is focusing initially on treatments for chronic cardiovascular and cardiometabolic conditions within the over-the-counter, medical food and prescription drug markets.

About Neptune Technologies & Bioressources Inc. (Nasdaq:NEPT) – (TSX.V.NTB)

Neptune is an industry-recognized leader in the innovation, production and formulation of science-based and clinically proven novel phospholipid products for the nutraceutical and pharmaceutical markets. The Company focuses on growing consumer health markets including cardiovascular, inflammatory and neurological diseases driven by consumers taking a more proactive approach to managing health and preventing disease. The Company sponsors clinical trials aimed to demonstrate its product health benefits and to obtain regulatory approval for label health claims. Neptune is continuously expanding its intellectual property portfolio as well as clinical studies and regulatory approvals. Neptune's products are marketed and distributed in over 20 countries worldwide.

"Neither Nasdaq nor the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release."

Statements in this press release that are not statements of historical or current fact constitute "forward-looking statements"  within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and Canadian securities laws. Such  forward-looking statements involve known and unknown risks, uncertainties, and other unknown factors that could cause  the actual results of the Company to be materially different from historical results or from any future results expressed or  implied by such forward-looking statements. In addition to statements which explicitly describe such risks and uncertainties,  readers are urged to consider statements labeled with the terms "believes," "belief," "expects," "intends," "anticipates,"  "will," or "plans" to be uncertain and forward-looking. The forward-looking statements contained herein are also subject  generally to other risks and uncertainties that are described from time to time in the Company's reports filed with the  Securities and Exchange Commission and the Canadian securities commissions.

CONTACT: Acasti Contact:
         Henri Harland
         President & CEO
         +1 450.687.2262
         h.harland@neptunebiotech.com
         www.acastipharma.com

         Xavier Harland
         Chief Financial Officer
         +1.450.687.2262
         x.harland@acastipharma.com
         www.acastipharma.com

         Howard Group Contact:
         Dave Burwell
         (888) 221-0915
         dave@howardgroupinc.com
         www.howardgroupinc.com